Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Comstock Resources, Inc. and to the incorporation by reference therein of our report dated February 25, 2009 (except as it relates to the effects of the adoption of the accounting standards discussed in the first two paragraphs of New Accounting Standards set forth in Note 1, as to which the date is September 22, 2009) with respect to the consolidated financial statements of Comstock Resources, Inc., included in its Current Report (Form 8-K) dated September 22, 2009, and our report dated February 25, 2009 with respect to the effectiveness of internal control over financial reporting of Comstock Resources, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Dallas, Texas
October 2, 2009